ALLGREEN PROPERTIES LI MITED

03 DEC -1 AM 7:21

File No. 82-4959

Date: 13 NOV 2003

03037785

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

12/1

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 25 OF 13.11.2003
Announcement No. 25

**ALLGREEN PROPERTIES LIMITED**

## DATE OF RELEASE OF RESULTS FOR THIRD QUARTER 2003

The Company wishes to advise that it intends to release its third quarter 2003 financial results on or about 27 November 2003.

Submitted by Ms Isoo Tan, Company Secretary on 13/11/2003 to the SGX